UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sprout Social, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

85209W 109

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85209W 109

(1)	Names of reporting persons Lightbank, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 3,130,213(1)
	(6)	Shared voting power
	(7)	Sole dispositive power 3,130,213(1)
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person 3,130,213(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 7.9%(2)
(12)	Type of reporting person (see instructions) (OO)

(1)

Consists of (i) 1,572,429 shares of Class A Common Stock held by Lightbank Investments 1A, LLC, (ii) 1,000,000 shares of Class A Common Stock held by Lightbank Investments 2, LLC and (iii) 557,784 shares of Class A Common Stock held by Innovation Group Investors, L.P.

(2)

The ownership information contained herein represents beneficial ownership of Class A Common Stock as of the completion of the Issuer’s initial public offering based upon 39,850,532 shares of Class A Common Stock outstanding as of January 15, 2020.

SCHEDULE 13G

Item 1(a)	Name of issuer: Sprout Social, Inc.

Item 1(b)	Address of issuer’s principal executive offices:

131 South Dearborn St., Suite 700, Chicago, IL 60603

2(a) Name of person filing:

Lightbank, LLC

2(b) Address or principal business office or, if none, residence:

600 West Chicago Avenue, Suite 510

2(c) Citizenship:

Delaware

2(d) Title of class of securities:

Class A Common Stock

2(e) CUSIP No.:

85209W 109

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,130,213 (1).

(b)	Percent of class: 7.9%(2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,130,213(1)

(ii)	Shared power to vote or to direct the vote _________.

(iii)	Sole power to dispose or to direct the disposition of: 3,130,213(1).

(iv)	Shared power to dispose or to direct the disposition of _________.

(1)

Consists of (i) 1,572,429 shares of Class A Common Stock held by Lightbank Investments 1A, LLC, (ii) 1,000,000 shares of Class A Common Stock held by Lightbank Investments 2, LLC and (iii) 557,784 shares of Class A Common Stock held by Innovation Group Investors, L.P.

(2)

The ownership information contained herein represents beneficial ownership of Class A Common Stock as of the completion of the Issuer’s initial public offering based upon 39,850,532 shares of Class A Common Stock outstanding as of January 15, 2020.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020	Signature:	/s/ Michael Maurceri
	Name:	Michael Mauceri
	Title:	Chief Financial Officer